 Form 6-K

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2022

Commission File Number: 1-32575

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Royal Dutch Shell plc
(Exact name of registrant as specified in its charter)

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England and Wales
(Jurisdiction of incorporation or organization)

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Shell Centre
London, SE1 7NA
United Kingdom
Tel: 0442079341234
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Shell fourth quarter 2021 update note

The following is an update to the fourth quarter 2021 outlook. Impacts presented may vary from the actual results and are subject to finalisation of the fourth quarter 2021 results, published on February 3, 2022. Unless otherwise indicated, all outlook statements exclude identified items.

The remaining $5.5 billion of proceeds from the Permian divestment will be distributed in the form of share buybacks at pace. This decision was taken on December 31, 2021, at the first Board meeting held in the UK following the decision to implement the simplification of the company’s share structure.

The Permian related distributions are in addition to the distributions of 20-30% of cash flow from operations as per our existing capital allocation framework. Further details of the amount and pace of total shareholder distributions will be disclosed at the fourth quarter results announcement.

Integrated Gas

Adjusted EBITDA

  Production is expected to be between 910 and 950 thousand barrels of oil equivalent per day.
  LNG liquefaction volumes are expected to be between 7.7 and 8.3 million tonnes.
  Production and liquefaction volumes were impacted by unplanned maintenance, mainly in Australia.
  Trading and optimisation results in Integrated Gas are expected to be significantly higher compared to the third quarter 2021, overcoming ongoing supply issues and capturing unique optimisation opportunities generated through the large scale and scope of our LNG trading portfolio in the prevailing high LNG spot price environment.
  Underlying Opex is expected to be between $1.6 and $1.8 billion.

Adjusted Earnings

  Pre-tax depreciation is expected to be between $1.2 and $1.4 billion.
  Taxation charge is expected to be between $600 and $1,000 million.

Cash flow from operations

  CFFO excluding working capital is expected to have significant outflows from variation margin impacts on the back of the prevailing gas and electricity price environment, including the unprecedented gas price volatility at the end of the fourth quarter.
  Tax paid is expected to be between $200 and $300 million.

Upstream

Adjusted EBITDA

  Production is expected to be between 2,150 and 2,250 thousand barrels of oil equivalent per day.
  Underlying Opex is expected to be between $2.7 and $3.0 billion.

Adjusted Earnings

  Pre-tax depreciation is expected to be between $2.8 and $3.1 billion.
  Taxation charge is expected to be between $2.4 and $2.8 billion.

Cash flow from operations

  Tax paid is expected to be between $1.1 and $1.4 billion.

Oil Products

Adjusted EBITDA

  Marketing results are expected to be in line with the fourth quarter 2020 but lower compared with the third quarter 2021 due to seasonal trends, the demand impact due to the Omicron virus and foreign exchange impacts in Turkey.
  The indicative refining margin is around $6.55/bbl, compared to $5.7/bbl in the third quarter 2021.
  Refinery utilisation is expected to be between 69% and 73%, in line with the third quarter 2021. However, the realised refining margins are expected to be adversely impacted by the extended turnaround in Scotford and Hurricane Ida recovery efforts in Norco.
  Oil Products Trading and optimisation results are expected to be significantly lower than the third quarter 2021.
  Underlying Opex is expected to be between $3.4 and $3.8 billion.
  Oil Products sales volumes are expected to be between 4.0 and 5.0 million barrels per day.

Adjusted Earnings

  Pre-tax depreciation is expected to be between $800 and $1,000 million.
  Taxation charge is expected to be up to $300 million.
  Refining and Trading Adjusted Earnings are expected to be negative despite higher indicative refining margins.

Cash flow from operations

  Tax paid is expected to be between $250 and $400 million.
  CFFO excluding working capital is expected to be impacted by around $1 billion of outflows due to the timing of payments relating to emission schemes1 on product sales in Europe and North America.
  Working capital is expected to have outflows of about $1 billion due to annual payments of the German Mineral Oil Tax in the fourth quarter. Working capital is expected to be additionally impacted by movements between the quarter opening and closing price of crude along with changes in inventory volumes.

Chemicals

Adjusted EBITDA

  Chemicals margins as well as associated JV earnings are expected to be significantly lower than the third quarter 2021, primarily due to weaker base chemicals margins.
  Chemical sales volumes are expected to be between 3,300 and 3,600 thousand tonnes.
  Chemicals manufacturing plant utilisation is expected to be between 74% and 78%, lower compared to third quarter 2021 due to Hurricane Ida recovery efforts in US Gulf Coast and extended turnaround in Scotford.
  Underlying Opex is expected to be between $800 and $1,000 million.

Adjusted Earnings

  Pre-tax depreciation is expected to be between $250 and $300 million.
  Taxation charge is expected to be a credit of up to $100 million.
  Consequently Chemicals Adjusted Earnings are expected to be around break-even in the fourth quarter, reflecting the weak base chemicals margins and lower utilisation.

Cash flow from operations

  CFFO is expected to be positively impacted by $50 to $150 million, compared to third quarter 2021, due to timing impact of dividends from Joint Venture and Associates.
  Tax paid is expected to be up to $50 million.

Corporate

  Corporate segment Adjusted Earnings are expected to be a net expense of $900 to $1,000 million for the fourth quarter. This excludes the impact of currency exchange rate effects.
    The fourth quarter corporate segment Adjusted Earnings includes additional charges of around $150 million associated with early redemption of $4.5 billion debt and an expected deferred tax charge of up to $100 million.

1 Details of previous year emissions schemes available in Note 29 (pages 263-264) of the Shell Annual Report and Accounts 2020

Full-year price and margin sensitivities

The Adjusted Earnings and CFFO price and margin sensitivities are indicative and subject to change. These are in relation to the full-year results and exclude short-term impacts from working capital movements, production seasonality, cost-of-sales adjustments and derivatives. Sensitivity accuracy is subject to trading and optimisation performance, including short-term opportunities, depending on market conditions. These sensitivities are reviewed and updated annually.

Marker sensitivity	Adjusted Earnings $ million	CFFO $ million
Integrated Gas
+$10/bbl Brent	1,100	1,200
+$10/bbl Japan Customs-cleared Crude - 3 months	1,100	1,200
Upstream
+$10/bbl Brent	3,000	4,000
+$1/mmbtu Henry Hub	350	450
+$1/mmbtu EU TTF	150	200
Refining
+$1/bbl indicative refining margin	500	—

Indicative refining margin

The indicative margin is an approximation of Shell’s global net realised refining margin, calculated using price and margin markers from third parties’ databases. It is based on an approximation of Shell’s crude intake and production from refinery units. The actual margins realised by Shell may vary due to factors including specific local market effects, refinery configuration, crude diet, operating decisions and production.

Q4 2021: $6.55/bbl

Q3 2021: $5.70/bbl

Q2 2021: $4.17/bbl

Q1 2021: $2.65/bbl

The formula provided will be reviewed and updated annually, reflecting any changes in our refining portfolio.

Calculation formula ($/bbl) - note that brackets indicate a negative sign

Brent*(25%) + MSW*(11%) + LLS*(24.5%) + Dubai*(24.5%) + Urals CIF EU*(13%) + NWE Naphtha (RDAM FOB Barge)*8% + NWE Mogas premium unleaded*12.50% + NWE Kero*11.50% + NWE AGO*24.5% + NWE Benzene*1% + Sing Fueloil 380 cst*6.50% + Edmonton ULG Reg*3.50% + Edmonton ULSD*3.50% + USGC Normal Butane*1.50% + USGC LS No 2 Gasoil*7% + USGC Natural Gas*(2%) + USGC CBOB*15% + RINS*(20.50%) + NWE Propylene Platts*0.50% – $1.7/bbl

Consensus

The consensus collection for quarterly Adjusted Earnings, Adjusted EBITDA (NEW since Q3 2021) and CFFO excluding working capital movements, managed by Vara research, will be published on 27 January 2022.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4355

Cautionary Note

The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate legal entities. In this announcement “Shell”, “Shell Group” and “Group” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to Royal Dutch Shell plc and its subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. “Subsidiaries”, “Shell subsidiaries” and “Shell companies” as used in this announcement refer to entities over which Royal Dutch Shell plc either directly or indirectly has control. Entities and unincorporated arrangements over which Shell has joint control are generally referred to as “joint ventures” and “joint operations”, respectively. Entities over which Shell has significant influence but neither control nor joint control are referred to as “associates”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in an entity or unincorporated joint arrangement, after exclusion of all third-party interest.

Alternative Performance (non-GAAP) Measures
This announcement includes certain forward-looking non-GAAP measures that are calculated and presented on the basis of methodologies other than in accordance with generally accepted accounting principles (GAAP) such as IFRS, including Adjusted Earnings, “Adjusted EBITDA”, Cash flow from operating activities excluding working capital movements, Cash capital expenditure, Net debt and Underlying opex.

Adjusted Earnings and Adjusted EBITDA are measures used to evaluate Shell’s performance in the period and over time.
The “Adjusted Earnings” and Adjusted EBITDA are measures which aim to facilitate a comparative understanding of Shell’s financial performance from period to period by removing the effects of oil price changes on inventory carrying amounts and removing the effects of identified items.
Adjusted Earnings is defined as income/(loss) attributable to shareholders adjusted for the current cost of supplies and excluding identified items. “Adjusted EBITDA (CCS basis)” is defined as “Income/(loss) for the period” adjusted for current cost of supplies; identified items; tax charge/(credit); depreciation, amortisation and depletion; exploration well write-offs and net interest expense. All items include the non-controlling interest component.

Cash flow from operating activities excluding working capital movements is a measure used by Shell to analyse its operating cash generation over time excluding the timing effects of changes in inventories and operating receivables and payables from period to period. Working capital movements are defined as the sum of the following items in the Consolidated Statement of Cash Flows: (i) (increase)/decrease in inventories, (ii) (increase)/decrease in current receivables, and (iii) increase/(decrease) in current payables. Cash capital expenditure is the sum of the following lines from the Consolidated Statement of Cash flows: Capital expenditure, Investments in joint ventures and associates and Investments in equity securities. Net debt is defined as the sum of current and non-current debt, less cash and cash equivalents, adjusted for the fair value of derivative financial instruments used to hedge foreign exchange and interest rate risks relating to debt, and associated collateral balances. Underlying operating expenses is a measure of Shell’s cost management performance and aimed at facilitating a comparative understanding of performance from period to period by removing the effects of identified items, which, either individually or collectively, can cause volatility, in some cases driven by external factors. Underlying operating expenses comprises the following items from the Consolidated statement of Income: production and manufacturing expenses; selling, distribution and administrative expenses; and research and development expenses and removes the effects of identified items such as redundancy and restructuring charges or reversals, provisions or reversals and others.We are unable to provide a reconciliation of these forward-looking Non-GAAP measures to the most comparable GAAP financial measures because certain information needed to reconcile the above Non-GAAP measure to the most comparable GAAP financial measure is dependent on future events, some of which are outside the control of Shell, such as oil and gas prices, interest rates and exchange rates. Moreover, estimating such GAAP measures with the required precision necessary to provide a meaningful reconciliation is extremely difficult and could not be accomplished without unreasonable effort. Non-GAAP measures in respect of future periods, which cannot be reconciled to the most comparable GAAP financial measure are estimated in a manner which is consistent with the accounting policies applied in Royal Dutch Shell plc’s consolidated financial statements.

Forward-looking statements
This announcement contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “aim”, “ambition”, “anticipate”, “believe”, “could”, “estimate”, “expect”, “goals”, “intend”, “may”, “milestones”, “objectives”, “outlook”, “plan”, “probably”, “project”, “risks”, “schedule”, “seek”, “should”, “target”, “will” and similar terms and phrases. There are a number of factors that could affect the future operations of Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, judicial, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; (m) risks associated with the impact of pandemics, such as the COVID-19 (coronavirus) outbreak; and (n) changes in trading conditions. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Royal Dutch Shell plc’s Form 20-F for the year ended December 31, 2020 (available at www.shell.com/investors and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this announcement and should be considered by the reader. Each forward-looking statement speaks only as of the date of this announcement, January 7, 2022. Neither Royal Dutch Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement.
The content of websites referred to in this announcement does not form part of this announcement.
We may have used certain terms, such as resources, in this announcement that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC.  Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov.

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-254137 and 333-254137-01); and

(b)	the Registration Statements on Form S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821, 333-200953, 333-215273, 333-222813, 333-228137 and 333-254139).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

Date: January 7, 2022	/s/ Anthony Clarke
Anthony Clarke
Deputy Company Secretary